Henderson Global Funds
Urgent Action Required

Dear Shareholder:

My name is Jim O’Brien, President of the Henderson Global Funds. We appreciate your trust in and support of our Funds.  Over the last few weeks we have sent you several sets of proxy materials concerning an important proposal affecting your fund(s).  The Special Meeting of Shareholders of the Funds has adjourned again to allow shareholders more time to vote on the proposal. Over 95% of the shareholders who have voted to date are in favor of the proposal.

The Special Meeting will reconvene on May 17, 2017, at 9:00 a.m. Central Time at 737 North Michigan Avenue, Suite 2030, Chicago, Illinois, 60611.  This letter was sent because you held shares in the fund(s) on the record date and we have not received your vote.

YOUR FUND’S BOARD RECOMMENDS THAT YOU VOTE "FOR" THE PROPOSAL

YOUR VOTE IS VERY IMPORTANT

VOTING NOW HELPS MINIMIZE PROXY COSTS, AVOIDS UNNECESSARY COMMUNICATIONS AND ELIMINATES PHONE CALLS TO SHAREHOLDERS

Please vote using one of the following options:

1.	VOTE ONLINE
Log on to the website or scan the QR code shown on your proxy card.  Please have your proxy card in hand to access your control number (located in the box) and follow the on-screen instructions.

2.	VOTE BY TOUCH-TONE TELEPHONE
Call the toll free number listed on your proxy card. Please have your proxy card in hand to access your control number (located in the box) and follow the recorded instructions.

A copy of the Proxy Statement may be viewed or downloaded at the website listed on your proxy card.  Please read the materials carefully. If you have any questions regarding the proposal, or need assistance with voting, you may call Computershare Fund Services, the funds’ proxy solicitor, toll free at 1-866-880-8631.

Thank you for your prompt attention to this matter. I value the trust and confidence you have placed with us. If you have already voted, I appreciate your participation.

Sincerely,

President, Henderson Global Funds